

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Advisors, LLC:

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Advisors, LLC and subsidiaries (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2015 (the consolidated financial statement). The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Wells Fargo Advisors, LLC and subsidiaries as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

St. Louis, Missouri
February 22, 2016

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.